UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Consummation of Israeli Offering of Debentures

On September 12, 2017, Sapiens International Corporation N.V. (“Sapiens” or the “Company”) published with the Israeli Securities Authority (the “ISA”) and the Tel Aviv Stock Exchange (the “TASE”) a shelf offering report for an offering of a new series of debentures— Series B, unsecured, non-convertible debentures (the “Series B Debentures”)— in Israel, and on September 14, 2017, Sapiens reported the conclusion and results of the institutional and public bid processes for that debenture offering (the “Offering”).

Pursuant to the Offering, Sapiens offered 280 million New Israeli Shekels (“NIS”) principal amount of Series B Debentures in 280,000 units of NIS 1,000 each. In accordance with customary Israeli practice and the Israeli Securities Law and regulations, the Offering was conducted via a two stage bidding process in which institutional investors and public investors submitted bids as to the most favorable terms that they were willing to provide to the Company.

Based on the results of the Offering, the Company issued and sold a total of 234,144 units of Series B Debentures for aggregate gross proceeds of approximately NIS 234.14 million (approximately US $66.2 million). The Series B Debentures will be listed for trading only on the TASE.

The outstanding principal amount of the Series B Debentures will bear interest at an annual rate of 3.37%, to be paid on a semi-annual basis (on January 1 and July 1 of 2018 through 2025, with one final interest payment on January 1, 2026). The principal of the Series B Debentures is payable in eight equal annual payments, with the final payment due on January 1, 2026.

Sapiens effected the Offering pursuant to the foregoing shelf offering report and in accordance with Sapiens’ Israeli shelf prospectus filed with the ISA and TASE on August 7, 2017, which filing had been previously described in Sapiens’ Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) furnished to the Securities and Exchange Commission on August 7, 2017.

The net proceeds from the sale of the Series B Debentures are expected to strengthen Sapiens’ balance sheet and improve its working capital position. The Company anticipates using those net proceeds for general corporate purposes, including repayment of outstanding debt, financing its operating and investment activities, and financing future acquisitions (if any).

On September 14, 2017, the Company issued a press release to announce the consummation of the Offering, a copy of which is appended to this Form 6-K as Exhibit 99.1.

Important Note re: Debenture Offering and Related Disclosures

The Offering of the Series B Debentures was made only in Israel and not to U.S. persons (as defined in Rule 902(k) under the Securities Act of 1933, as amended (the “Securities Act”)), in an overseas directed offering (as defined in Rule 903(b)(i)(ii) under the Securities Act), and was exempt from registration under the Securities Act pursuant to the exemption provided by Regulation S thereunder. The sale of the Series B Debentures was not registered under the Securities Act, and the Series B Debentures may not be offered or sold in the United States and/or to U.S. persons without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This Form 6-K shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Series B Debentures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAPIENS INTERNATIONAL CORPORATION N.V.

Date: September 14, 2017	By:	/s/ Roni Giladi
Name: Roni Giladi
Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press release, dated September 14, 2017, announcing consummation of an Israeli public offering of non-convertible, unsecured Series B Debentures by Sapiens International Corporation N.V.